

January 28, 2009

Mr. David C. Lawler
President
PostRock Energy Corporation
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102

> **Re: PostRock Energy Corporation**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed January 21, 2010**
> **File No. 333-162366**

Dear Mr. Lawler:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please revise your filing to provide the disclosure required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2009.

2.   We note that you intend to record a non-cash impairment charge which is expected to be in the range of $140 million to $180 million in the fourth quarter 2009 on QMLP's interstate and gathering pipelines. Revise your filing to discuss whether you considered a change to the current exchange ratios due to the significant impairment to QMLP and QRCP, and whether the current exchange ratios take into account the impairment.

Future Price Declines . . ., page 39

3.   You state that you will record a non-cash impairment charge, expected to be in the range of $140 million to $180 million, due to the loss of a significant customer

during the fourth quarter of 2009 and the December amendment to the credit agreement resulting in a reduction of expected drilling activity in the Cherokee Basin. Please tell us:

- The name of the customer and whether you have considered including a separate risk factor relating to the material impact of the loss of this customer. For example, tell us if the risk factor "PostRock will initially depend on one customer…" on page 42 remains accurate.
- Whether you have considered including a separate risk factor relating to the impairment loss disclosed due to the amendment to the credit agreement resulting in reduced drilling activity.

Quest Midstream Partners, L.P. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note J – Subsequent Events, page F-102

4.   We note you have disclosed, under "risk factors" for PostRock, that you will record impairment charges of between $140 to $180 million on your pipeline assets in the fourth quarter of 2009. Statement of Position 94-6, paragraphs 14 and 22.a, (ASC Topic 275-10-50) requires disclosure in your financial statements of the nature of an uncertainty and an indication that it is reasonably possible that a change in the estimate will occur in the near term.   SFAS 165 (ASC Topic 855) requires an analysis of conditions that existed or did not exist at the date of the balance sheet to determine the potential impact on the reporting period and required disclosure in the footnotes. Tell us how you considered the requirements of this literature and what facts were used to conclude that an estimate of the financial statement impact or impairment of the carrying value of your pipeline assets due to a loss of major customers and reduced drilling in the Cherokee Basin is not required to be disclosed in the footnotes and elsewhere in your filing, such as within Recent Developments, Management's Discussion and Analysis or other sections as appropriate.

5.   If you determine such disclosures are required, consider the need for similar disclosures in the interim financial statements and elsewhere within the interim filing disclosure of Quest Resources Corporation.

6.   To assist in our understanding of the estimated range of impairment, please tell us whether your estimated amounts include impairment of the contract-based intangible assets recorded upon acquisition of the KPC pipeline and why or why not.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Mr. David C. Lawler
PostRock Energy Corporation
January 28, 2010
Page 3

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 regarding the engineering comments. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Tull R. Florey, Baker Botts L.L.P.
        (713) 229-2779